HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

02055443

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 0 9 2002 WASH. D.C. 180 SECTION

Naarden, 2 October 2002

**Re: Hagemeyer N.V.,
Filenr. 82-4865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia W.M. Vonk-van der Pal

PROCESSED
NOV 0 4 2002
THOMSON
FINANCIAL

dlw 10/30

Enc.

K.v.K. 32035583

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 1 July 2002

1. COMMERCIAL REGISTER

Date	Language	Change
23-09-2002	English and Dutch	Resignation Mr Riddell and appointment Mr Tiemstra

2. PRESS RELEASES

Date	Language	Subject
28 Aug. 2002	English and Dutch	Hagemeyer's ERP system goes live in the UK
28 Aug. 2002	English and Dutch	Interim Results 2002

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
28 Aug. 2002	Dutch	Announcement Interim Dividend 2002

4. ACCOUNTS

Language	Subject
Dutch and English	Interim Report 2002

5. OTHER

Date	Language	Subject
None		

82-4865

KAMER VAN KOOPHANDEL GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

<u>Rechtspersoon:</u>

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statutenwijziging	:19-07-2000
Maatschappelijk kapitaal	:EUR 600.000.000,00
Geplaatst kapitaal	:EUR 162.215.107,00
Gestort kapitaal	:EUR 162.215.107,00
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier

<u>Onderneming:</u>

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Uitgegeven schuldbrieven	:Raadpleeg het handelsregisterdossier
Werkzame personen	:6

Bestuurder(s):

Naam	:ter Haar, Robert / 47
Geboortedatum en -plaats	:13-02-1950, Amsterdam
Adres	:Mozartlaan 18, 1217CN Hilversum
Infunctietreding	:19-04-1999
Titel	:Voorzitter van de raad van bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:van den Assem, Eduard Henricus Maria / 49
Geboortedatum en -plaats	:15-05-1949, Rotterdam
Adres	:Irenelaan 34, 5583AE Waalre
Infunctietreding	:27-04-2000
Titel	:Lid Raad van Bestuur

KAMER VAN KOOPHANDEL GOOI- EN EEMLAND

Bevoegdheid	:Alleen/zelfstandig bevoegd

Commissaris(sen):

Naam	:Yasuda, Thomas Yoshito / 31
Geboortedatum en -plaats	:08-10-1940, Long Beach, Ver. Staten van Amerika
Adres	:Waokanaka Street 3934 96817-5236, Honolulu Hawaï, Ver. Staten van Amerika
Infunctietreding	:25-04-1990
Titel	:Commissaris
Naam	:Kalff, Peter Jan / 34
Geboortedatum en -plaats	:12-05-1937, Amsterdam
Adres	:Schapendrift 70, 1261HR Blaricum
Infunctietreding	:27-04-1994
Titel	:Voorzitter Raad van Commissarissen
Naam	:Corpeleijn, Wilhelmus Franciscus Theodorus / 44
Geboortedatum en -plaats	:03-03-1948, Rotterdam
Adres	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal
Infunctietreding	:16-04-1998
Titel	:Commissaris
Naam	:Eustace, Dudley Graham / 46
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk
Adres	:Lindsay Square 10, SW1V2SB London, Verenigd Koninkrijk
Infunctietreding	:19-04-1999
Titel	:Vice-voorzitter Raad van Commissarissen

Gevolmachtigde(n):

Naam	:Manders, Ivo Hyacinthe Henri Joseph Marie / 37
Geboortedatum en -plaats	:20-08-1950, Eindhoven
Adres	:Onder den Dael 10, 1261CN Blaricum
Functie en infunctietreding	:Procuratiehouder, 18-08-1995
Titel	:Algemeen procuratiehouder
Bevoegdheid	:Volledige volmacht
Aanvang (huidige) volmacht	:22-06-1999
Naam	:Bosch, Corine Joan / 42
Geboortedatum en -plaats	:18-05-1966, Zoetermeer
Adres	:Geelvinckssteeg 6 2, 1017BE Amsterdam

KAMER VAN KOOPHANDEL GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00003

Infunctietreding	:14-07-1997
Titel	:Bijzonder gevolmachtigde
Bevoegdheid	:Beperkte volmacht
Aanvang (huidige) volmacht	:14-07-1997
Naam	:Mapletoft, Brian James / 50
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk
Adres	:Keizersgracht 579 P, 1017DR Amsterdam
Infunctietreding	:17-10-2000
Titel	:Group Treasurer
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raadpleeg dossier
Naam	:Tiemstra, Jan Sjoerd Tjalling / 51
Geboortedatum en -plaats	:16-11-1952, Nijmegen
Adres	:Eikendael 28, 2245BL Wassenaar
Infunctietreding	:04-09-2002
Titel	:Chief Financial Officer
Bevoegdheid	:Volledige volmacht

Alleen geldig indien door de kamer voorzien van een ondertekening.

59,64

Amersfoort, 23-09-2002

Voor uittreksel

J. Vedder
medewerker afd handelsregister

82-4865

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:19-07-2000
Authorized capital	:EUR 600.000.000,00
Issued capital	:EUR 162.215.107,00
Paid up capital	:EUR 162.215.107,00
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Issued debentures	:Consult the commercial register file
Employees	:6

Director(s):

Name	:ter Haar, Robert / 47
Date and place of birth	:13-02-1950, Amsterdam
Address	:Mozartlaan 18, 1217CN Hilversum
Date of entry into office	:19-04-1999
Title	:Voorzitter van de raad van bestuur
Powers	:Solely/independently authorised
Name	:van den Assem, Eduard Henricus Maria / 49
Date and place of birth	:15-05-1949, Rotterdam

Address	:Irenelaan 34, 5583AE Waalre ....
Date of entry into office	:27-04-2000 ....
Title	:Lid Raad van Bestuur ....
Powers	:Solely/independently authorised ....

Supervisory director(s):

Name	:Yasuda, Thomas Yoshito / 31 ....
Date and place of birth	:08-10-1940, Long Beach, United States of ...... America ....
Address	:Waokanaka Street 3934 96817-5236, Honolulu .... Hawaï, United States of America ....
Date of entry into office	:25-04-1990 ....
Title	:Commissaris ....
Name	:Kalff, Peter Jan / 34 ....
Date and place of birth	:12-05-1937, Amsterdam ....
Address	:Schapendrift 70, 1261HR Blaricum ....
Date of entry into office	:27-04-1994 ....
Title	:Voorzitter Raad van Commissarissen ....
Name	:Corpeleijn, Wilhelmus Franciscus Theodorus / 44
Date and place of birth	:03-03-1948, Rotterdam ....
Address	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal .
Date of entry into office	:16-04-1998 ....
Title	:Commissaris ....
Name	:Eustace, Dudley Graham / 46 ....
Date and place of birth	:03-07-1936, Oxford, United Kingdom ....
Address	:Lindsay Square 10, SW1V2SB London, United ..... Kingdom ....
Date of entry into office	:19-04-1999 ....
Title	:Vice-voorzitter Raad van Commissarissen ....

Authorized signatory(signatories):

Name	:Manders, Ivo Hyacinthe Henri Joseph Marie / 37
Date and place of birth	:20-08-1950, Eindhoven ....
Address	:Onder den Dael 10, 1261CN Blaricum ....
Function and entry into office	:Holder of power of attorney for signature, ... 18-08-1995 ....
Title	:Algemeen procuratiehouder ....

KAMER VAN KOOPHANDEL GOOI- EN EEMLAND

Powers	:Full power of attorney
Commencement (present) power of attorney	:22-06-1999
Name	:Bosch, Corine Joan / 42
Date and place of birth	:18-05-1966, Zoetermeer
Address	:Geelvinckssteeg 6 2, 1017BE Amsterdam
Date of entry into office	:14-07-1997
Title	:Bijzonder gevolmachtigde
Powers	:Restricted power of attorney
Commencement (present) power of attorney	:14-07-1997
Name	:Mapletoft, Brian James / 50
Date and place of birth	:28-02-1948, Sleaford, United Kingdom
Address	:Keizersgracht 579 P, 1017DR Amsterdam
Date of entry into office	:17-10-2000
Title	:Group Treasurer
Powers	:Restricted power of attorney
Name	:Tiemstra, Jan Sjoerd Tjalling / 51
Date and place of birth	:16-11-1952, Nijmegen
Address	:Eikendael 28, 2245BL Wassenaar
Date of entry into office	:04-09-2002
Title	:Chief Financial Officer
Powers	:Full power of attorney

Issued by the chamber of commerce

59,00

Amersfoort, 23-09-2002

J. Vedder
Medew. afd. Handelsregister

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396, e-mail: press@hagemeyer.com

PRESS RELEASE

INTERIM RESULTS 2002

- **Difficult trading conditions impact results**
- **CEPS 40% down in line with guidance of June 28, 2002 press release**
- **Repositioning and integration activities continued**
- **Movex goes live in the UK (see separate press release issued today)**

Naarden, the Netherlands – August 28, 2002 – Hagemeyer, the worldwide business-to-business distribution services group, today announces its Interim Results for 2002.

Financial highlights

(x EUR millions)	30/06/2002	30/06/2001	% Change
Sales	**4,114**	4,444	(7.4%)
EBITA[1]	**111**	171	(35.05)
Cash Earnings (Ordinary profit after taxes before amortisation of goodwill)	**65**	106	(39.0%)
CEPS (Cash Earnings per ordinary share) (x EUR)	**0.59**	0.98	(39.9%)
Ordinary profit after taxes	**47**	89	
Net extraordinary items after taxes	**11**	4	
Net profit	**58**	93	(37.9%)
Organic growth (%)	**(5.1%)**	4.9%	
Interest cover ratio[2]	**5.4**	5.6	
Operating cash flow	**141**	187	(24.6%)
Free cash flow[3]	**35**	78	(54.8%)

[1] Operating profit before amortisation of goodwill
[2] Calculated as (earnings before interest, taxes, depreciation and amortisation)/net interest expense
[3] Cash flow from operational activities less net capital expenditures

Group financial review

Net sales for the six months ended June 30, 2002 were EUR 4,114.2 million as compared to EUR 4,443.8 million in the corresponding period of the prior year, a decrease of EUR 329.6 million or 7.4%. Organic growth during the period was negative 5.1% or EUR 218.6 million. Organic growth for the same period in the prior year was still positive at 4.9%. Adverse market conditions throughout the first six months of 2002 resulted in negative organic growth being recorded by all of the Group's divisions. The movement in foreign exchange rates had a positive effect of EUR 6.5 million. The net effect from acquisitions and divestments is a reduction in sales of EUR 18.3 million primarily due to the discontinuation of several agency businesses in HCL, partly offset by the bolt-on acquisition of Briggs-Weaver in the US during the second half of 2001. In addition, the transfer of the Dutch based ICT distribution business into a joint venture, with effect from May 1, 2001, reduced net sales by EUR 99.1 million compared to the prior year.

Gross profit for the first half of 2002 was EUR 873.7 million as compared to EUR 941.9 million in the first half of 2001, a decrease of 7.2%. This was entirely due to the decline in sales volume as the overall gross profit margin for both years was 21.2%. Weak market conditions, worldwide, have resulted in a gross margin decline in both the PPS and ITPS divisions. This was offset by an improvement in the gross profit margin in Other Businesses and by a change in the Group's sales mix whereby the low margin ITPS business now accounts for a lower proportion of total Group sales.

EBITA (operating profit before amortisation of goodwill) for the first half of 2002 was EUR 111.0 million, a decrease of EUR 59.8 million or 35.0% compared to the first half of 2001. The majority of the decrease in EBITA was in the PPS division and is primarily due to weak market conditions which in some markets were worse than anticipated and consequent decline in sales volume and gross profit. Furthermore, costs related to the Group's change program put additional pressure on the Group's operating profit.

Consistent with prior year other operating income represents primarily gains from the disposal of tangible fixed assets.

Depreciation and amortisation for the six months ended June 30, 2002 was EUR 49.9 million, an increase of EUR 3.3 million. Goodwill amortisation during the first six months of 2002 was EUR 17.9 million compared to EUR 17.1 million in the prior year.

The Group's share in results from associated companies for the first half of 2002 was EUR 2.2 million as compared to EUR 1.8 million in the prior year.

Net financial expense for the six months ended June 30, 2002 was EUR 31.7 million as compared to EUR 38.3 million in the same period of 2001, a decrease of EUR 6.6 million. This decrease is mainly due to the lower interest rate environment prevailing throughout the first half of 2002 as compared to 2001. The Group's effective tax rate for the first six months of 2002 and 2001 was 26.4% and 23.5%, respectively. The increase in the effective tax rate reflects changes in the mix of profits with a higher proportion being derived from jurisdictions with a relatively higher statutory tax rate.

Cash earnings (ordinary profit after taxes before amortisation of goodwill) in the first half of 2002 were EUR 64.9 million, a decrease of EUR 41.4 million or 39.0% as compared to the prior year. Cash earnings per share were EUR 0.59, a decrease of 39.9% from the prior year. The average number of shares outstanding during the first half of 2002 was 108.5 million, an increase of 1.0% over the same period in the prior year.

The extraordinary income of EUR 11.1 million represents the third and final instalment from the Dutch pension fund in the amount of EUR 17.0 million gross (EUR 11.1 million after tax).

Financial position

Total assets as at June 30, 2002 were EUR 3,556.2 million, a decrease of EUR 336.1 million from the prior year. Foreign exchange rate movements accounted for EUR 202.9 million of this decrease. The net effect of acquisitions and divestments resulted in an increase of EUR 21.8 million. The remaining decrease is mainly due to lower working capital utilisation following the significant downturn in activity level. Average Group working capital as a percentage of net sales decreased to 15.1% from 15.5% in the prior year due to a change of the weighting of each division and an improvement in working capital efficiency in the ITPS division.

Total assets as at June 30, 2002 declined by EUR 163.3 million compared to December 31, 2001, largely due to foreign exchange movements of EUR 135.1 million. Tangible fixed assets increased by EUR 24.9 million to EUR 405.4 million, mainly reflecting ICT related investments.

The Group's net interest bearing debt decreased from EUR 1,208.3 million at the end of 2001 to EUR 1,146.3 million. This decrease reflects the free cash flow generated in the first half year and favourable exchange rate movements less dividends paid in cash.

Shareholders' equity at June 30, 2002 was EUR 978.9 million, a net increase of EUR 35.9 million compared to December 31, 2001. The main items contributing to this movement were the net profit of EUR 58.1 million, the effect of the take up of the final 2001 dividend in stock instead of cash of EUR 29.8 million, offset by the negative effect on equity from movements in exchange rates of EUR 51.0 million.

The Group's interest cover ratio[1] as at June 30, 2002 was 5.4, down from 5.6 at December 31, 2001.

Cash flows

Operating cash flow for the six months period ended June 30, 2002 was EUR 141.2 million, a decrease of EUR 46.1 million as compared to the same period in the prior year caused by the decline in operating earnings. Despite an increase in inventories of EUR 54.1 million, net working capital reduced by EUR 2.2 million during the first half year. This increase in inventories was mainly a result of a build up in the UK prior to going live with the ICT platform, in Tech Pacific in support of our sales

[1] calculated as (earnings before interest, taxes, depreciation and amortisation) / net interest expense

recovery in the Australian market and in Scandinavia as a result of a build up of inventory for new outsourcing contracts.

Free cash flow for the first half of 2002 was EUR 35.2 million, a decrease of EUR 42.7 million compared to the first half of prior year. This is mainly due to the lower operating cash flow mentioned above, an increase in net capital expenditure mainly attributable to the development of the Group's common ICT platform and lower cash flow from the sale of fixed assets, partly offset by lower payments of interest and taxes.

Professional Products and Services

The PPS division is organised on a geographical basis comprising three regions: Europe, North America and Asia-Pacific. The operational performance of the division is presented by region below.

Europe

(x EUR millions)	**2002**	2001
Net sales	**1,898.0**	1,966.4
Gross profit	**465.2**	491.5
Gross profit as a % of sales	**24.5%**	25.0%
EBITA	**64.0**	102.5
EBITA as a % of sales	**3.4%**	5.2%
Working capital as a % of sales	**16.5%**	15.7%

Net sales for the six months ended June 30, 2002 were EUR 1,898.0 million as compared to EUR 1,966.4 million for the same period in 2001, a decrease of EUR 68.4 million or 3.5%. Despite improving an already strong market position, organic growth for the period, on a same day basis, was negative 1.4%. Adverse economic conditions have led to a slow-down in construction activity with many projects delayed. This has led to a decline in sales to the construction and installation (C&I) segment across all our major European markets, including the UK where a downturn in sales and reduction in margin was experienced in the second quarter. Sales to the industrial segment in Europe have developed more positively as a result of adding new customers, although as a result of the unfavourable economic conditions the overall rate of growth has diminished significantly.

Gross profit for the six months ended June 30, 2002 declined by EUR 26.3 million to EUR 465.2 million compared to the same period last year. The decrease is mainly the result of the decline in sales volume but is also due to a decline in gross profit margin from 25.0% in 2001 to 24.5% in the current period as poor market conditions have resulted in pressure on pricing and gross margins.

EBITA for the first half of 2002 was EUR 64.0 million, a decrease of EUR 38.5 million or 37.6% compared to the prior year. EBITA as a percentage of sales was 3.4% down from 5.2% in the prior year. The reduction in EBITA margin is a result of gross margin pressure and an increase in operating expenses of approximately EUR 15.9 million. General cost inflation has been mitigated by ongoing cost reductions. However, the following specific factors have contributed to this increase in operating expenses:

- In the UK, a temporary increase in pension costs prior to changing to a defined contribution scheme.

- As part of the strategic change program in the UK, the sales teams have been integrated and reorganised into two key divisions, electrical and industrial, the procurement function has been centralised, ICT and transport outsourced, a new shared service centre for finance and administrative functions opened and the new regional distribution centre at Runcorn is nearing completion. The resulting redeployment of a significant number of staff has led to a temporary increase in costs.
- In the UK, the ICT infrastructure to support the further roll out of the new ICT platform has resulted in an increase in costs. These costs will be more than offset through a structural reduction in operating expenses once the roll out has been completed.
- In Scandinavia, as a result of the softness in the economy the build up of sales to new customers has not been as fast as anticipated. As the costs for the fulfilment of these new contracts are being incurred this has led to a temporary pressure on operating margins. Furthermore, the growth in sales to existing customers in the telecommunications industry slowed considerably in the first half due to the prevailing conditions in this market.

Working capital as a percentage of sales deteriorated to 16.5% from 15.7% in the previous year. This was primarily the result of the steep decline in sales volumes.

North America

(x EUR millions)	**2002**	2001
Net sales	**815.2**	883.1
Gross profit	**191.5**	208.0
Gross profit as a % of sales	**23.5%**	23.6%
EBITA	**14.4**	32.8
EBITA as a % of sales	**1.8%**	3.7%
Working capital as a % of sales	**21.7%**	19.1%

Net sales for the six months ended June 30, 2002 were EUR 815.2 million, a decrease of EUR 67.9 million or 7.7% as compared to the prior year. On a same day basis, organic growth was negative 12.3% as measured against the first half of 2001 when the company was one of the few distributors in the US still generating positive organic growth. Adverse market conditions prevailed throughout the first half of 2002 and affected all customer segments and especially those in the industrial sector of the US economy, which represents an important part of the company's sales. The acquisition of Briggs-Weaver in the second half of 2001 contributed EUR 48.6 million, whilst the movements of the US dollar decreased sales by EUR 2.3 million.

Gross profit for the six months ended June 30, 2002 of EUR 191.5 million was down from EUR 208.0 million in the first half of 2001. The decrease is primarily due to the decline in sales volume. Gross profit margin declined by 0.1% from 23.6% to 23.5%, reflecting margin pressures in weak markets where customers are focusing on

immediate price concessions as opposed to supply chain cost reduction where Hagemeyer is a market leader.

EBITA for the first half of 2002 was EUR 14.4 million compared to EUR 32.8 million in the first half of 2001, a decrease of EUR 18.4 million. As a percentage of sales EBITA was 1.8% down from 3.7% in 2001. Although the increase in expenses deriving from general cost inflation was more than compensated by the cost reduction measures, the increase in operating expenses from the Briggs-Weaver acquisition and lower sales volumes, combined with lower gross margins have had a severe negative impact on operating margins for the region. Whilst we continue to be extremely cost conscious, further cost reductions have to be balanced against the need to preserve our capability to provide value added solutions through the business cycle.

During the first six months the average working capital ratio increased to 21.7% from 19.1% in the prior year, primarily as a result of the steep drop in sales.

In spite of the tough conditions experienced in the first half of 2002, we integrated the sales forces of our three operating companies into one Hagemeyer North American sales team, organised on clearly defined customer segments. This increases our customer focus, facilitates cross-selling and broadens our product and service offering to the market.

Asia-Pacific

(x EUR millions)	**2002**	2001
Net sales	**219.5**	218.1
Gross profit	**50.5**	49.0
Gross profit as a % of sales	**23.0%**	22.5%
EBITA	**7.2**	7.3
EBITA as a % of sales	**3.3%**	3.3%
Working capital as a % of sales	**14.9%**	15.4%

Net sales for the first half of 2002 were EUR 219.5 million compared to EUR 218.1 million in the prior year. Organic growth compared to the prior year, on a same day basis was 1.5%. This reflects a recovery in the C&I segment but also some early success in the targeting of industrial customers with the commencement of a number of integrated supply contracts. Hagemeyer Electrical Group has maintained its strong market position in Australia with a share in excess of 30%. The movement in foreign exchange rates benefited sales by EUR 5.4 million, offset by the effect of the divestment of the non-core reseller activities of EUR 5.6 million.

Gross profit in 2002 was EUR 50.5 million, up from EUR 49.0 million in the prior year. Gross profit margin in 2002 and 2001 was 23.0% and 22.5%, respectively. The increase in gross profit margin is largely a result of a shift in mix to higher margin products.

EBITA for the six months ended June 30, 2002 was EUR 7.2 million or 3.3% of sales, which is the same as compared to the prior year. HEG showed improved operating margins as strong gross profit margins were only partly offset by higher operating expenses as a result of the start up of the new service activities. This improvement however has been fully offset by a cyclical decline in the relatively small electronic components business.

Working capital as a percentage of sales has improved to 14.9% from 15.4% in the prior year as inventory levels have been reduced through more effective management of inventory and the divestment of the non-core reseller activities.

PPS Division Summary

The operational performance of the PPS division as a whole is shown below:

(x EUR millions)	**2002**	2001
Net sales	**2,932.7**	3,067.6
Gross profit	**707.2**	748.5
Gross profit as a % of sales	**24.1%**	24.4%
EBITA	**85.6**	142.6
EBITA as a % of sales	**2.9%**	4.6%
Working capital as a % of sales	**17.8%**	16.7%

Information Technology Products and Services

(x EUR millions)	**2002**	2001
Net sales	**809.5**	959.8
Gross profit	**48.6**	63.1
Gross profit as a % of sales	**6.0%**	6.6%
EBITA	**13.9**	13.0
EBITA as a % of sales	**1.7%**	1.4%
Working capital as a % of sales	**7.8%**	9.6%

Net sales for the six months ended June 30, 2002 were EUR 809.5 million, a reduction of EUR 150.3 million from EUR 959.8 million reported in the prior year. Included in the prior year were four months of sales of the Dutch based ICT distribution business formerly known as Codis prior to its transfer, with effect from May 1, 2001, into a joint venture which is accounted for as an associate. This accounts for EUR 99.1 million of the decrease.

The results of the restructuring initiated in Tech Pacific at the end of last year have contributed significantly to the performance of ITPS. Although Tech Pacific is gaining market share in most of the markets in which it is active, the industry remains depressed and as a result Tech Pacific recorded negative organic growth of 5.2% in the first half of the year. The movement in foreign exchange rates accounted for a EUR 2.2 million increase in sales.

The reduction in gross profit margin is partly due to the inclusion of Codis with its relatively higher gross profit margin in the comparative figures. Excluding Codis, gross profit margins decreased by 0.2% reflecting continuing price pressures across the Asia-Pacific region. The gross profit margin decline was more than compensated by actions taken to reduce costs, which started in the second half of 2001 and continued into 2002. This had led to an increase in EBITA margin from 1.4% in the prior year to 1.7%.

Working capital as a percentage of sales has significantly improved to 7.8% from 9.6% in the prior year continuing the positive trend started in the prior year.

Other Businesses

(x EUR millions)	**2002**	2001
Net sales	**372.0**	416.4
Gross profit	**117.9**	130.3
Gross profit as a % of sales	**31.7%**	31.3%
EBITA	**28.1**	32.1
EBITA as a % of sales	**7.5%**	7.7%
Working capital as a % of sales	**20.9%**	19.8%

Net sales for the six months ended June 30, 2002 decreased by EUR 44.4 million to EUR 372.0 million compared to the same period of last year. The reduction is mainly due to the divestment or discontinuation of several agencies in HCL (EUR 30.3 million). Organic growth was negative 2.1% reflecting negative organic growth in the European and North American consumer electronics businesses, partly offset by positive organic growth at HCL. The effect of the movement in foreign exchange rates was EUR 4.8 million negative.

Gross profit for the first half of 2002 was EUR 117.9 million, a decrease of EUR 12.4 million compared to the prior year which combined with a reduction in operating expenses has resulted in an EBITA decrease of EUR 4.0 million to EUR 28.1 million.

Working capital as a percentage of sales increased from 19.8% to 20.9% mainly due to difficult trading conditions in the consumer businesses in North America and Europe.

Interim dividend

An interim dividend of EUR 0.15 per ordinary Hagemeyer share is declared and is payable on September 12, 2002. The Group's dividend policy is to pay out for the full year between 35% and 40% of profit after taxes before amortisation of goodwill. Accordingly the interim dividend has been set at a level which reflects the 40% decline in cash earnings per share recorded in the first half of 2002.

Prospects

As predicted, trading conditions in the first half of the year have continued to be very difficult. The global recession is turning out to be deeper and longer in duration than originally anticipated and now affects all of the Group's major markets.

Organic growth has been negative for twelve months, the first time this has happened for over a decade. This has had a major impact on earnings. While specific action programs have been identified and measures taken in response to these conditions, the Group has continued the implementation of its Change Program which involves a fundamental restructuring and repositioning of the Group.

Integrating our businesses involves not just the redesigning of our processes to reflect the new business model but has also necessitated the redeployment of several thousand employees in the UK and the US and retraining in their new positions. Our operating companies are at various stages of preparing for new businesses and making the required logistical and systems changes.

Given the uncertainty which still surrounds future economic developments there is no doubt that trading conditions for the rest of the year will continue to be challenging. This combined with the phasing of the implementation of the Change Program means that we are not in a position to give an accurate forecast for the balance of the year.

Management will continue to carefully balance operational and change requirements to minimise any negative impact on the Group's results, and remains committed to implement the Change Program in repositioning Hagemeyer as one of the strongest competitors in its industry.

Naarden, August 28, 2002
HAGEMEYER N.V.
Board of Management

Note to the editor:

As advised, Mr Rob ter Haar will provide further information to the press on the 2002 Interim Results and Group strategy at 09.00 hours today, August 28, 2002, at the Hotel Krasnapolsky in Amsterdam

Consolidated Profit and Loss Account

(EUR 000's)	For the six months ended [1] 30-06-02	30-06-01	For the 12 months ended 31-12-01
Net Sales	**4,114,242**	4,443,789	8,835,726
Cost of sales	**(3,240,523)**	(3,501,934)	(6,964,251)
Gross Profit	**873,719**	941,855	1,871,475
Operating expenses excluding amortisation of goodwill	**(767,377)**	(773,433)	(1,505,378)
Other operating income-net	**4,693**	2,427	6,862
Operating Profit before amortisation of goodwill	**111,035**	170,849	372,959
Goodwill amortisation	**(17,945)**	(17,072)	(35,849)
Operating Profit	**93,090**	153,777	337,110
Share in pre-tax results of associated companies	**2,218**	1,812	4,937
Financial expense-net	**(31,723)**	(38,313)	(75,331)
Ordinary Profit before Taxes	**63,585**	117,276	266,716
Taxes	**(16,818)**	(27,589)	(61,269)
Minority interest	**224**	(375)	(2,183)
Ordinary Profit after Taxes	**46,991**	89,312	203,264
Net Extraordinary Income /(Expenses) after Taxes	**11,148**	4,244	(49,785)
Net Profit	**58,139**	93,556	153,479

1) Unaudited

Consolidated Balance Sheet

(EUR 000's)	**30-06-02** 1), 2)	30-06-01 1),2)	31-12-01
Non-current Assets			
Intangible fixed assets	**617,287**	683,970	678,174
Tangible fixed assets	**405,368**	354,379	380,497
Financial fixed assets	**34,102**	44,935	41,610
Deferred taxes	**77,136**	72,366	80,607
Total Non-current Assets	**1,133,893**	1,155,650	1,180,888
Current Assets			
Inventories	**963,750**	1,083,127	959,855
Receivables	**1,422,183**	1,595,066	1,523,333
Cash and deposits	**36,384**	58,504	55,410
Total Current Assets	**2,422,317**	2,736,697	2,538,598
Total Assets	**3,556,210**	3,892,347	3,719,486
Shareholders' Equity	**978,863**	978,731	942,980
Minority Interest	**7,061**	4,809	9,547
Subordinated Debt	**150,000**	150,000	150,000
Risk Bearing Capital	**1,135,924**	1,133,540	1,102,527
Non-current liabilities			
Provisions	**186,057**	232,168	216,669
Long-term liabilities	**676,812**	710,097	712,635
	862,869	942,265	929,304
Current liabilities			
Trade payables and other current liabilities	**1,201,510**	1,315,622	1,286,618
Short-term debt and current portion of long-term debt	**355,907**	500,920	401,037
	1,557,417	1,816,542	1,687,655
Total Liabilities	**3,556,210**	3,892,347	3,719,486

1) Unaudited
2) Before appropriation of profit

Consolidated Statement of Changes in Shareholders' Equity

(EUR 000's)	For the six months ended[1]		For the 12 months ended
	30-06-02 2)	30-06-01 2)	31-12-01
Shareholders' Equity at January 1	**942,980**	835,470	835,470
Net profit for the period	**58,139**	93,556	153,479
Exercise of stock dividend option	**29,846**	25,100	25,100
Interim dividend paid	**-**	-	(27,037)
Proposed dividends on ordinary shares	**-**	-	(56,240)
Dividend on cumulative preference shares	**(1,140)**	(1,197)	(2,340)
Movement in foreign exchange rates	**(50,962)**	25,802	14,548
Shareholders' equity end of period	**978,863**	978,731	942,980

1) Unaudited
2) Before appropriation of profit

Consolidated Statement of Cash Flows

(EUR 000's)	For the six months ended [1)] 30-06-02	30-06-01	For the 12 months ended 31-12-01
Operating Activities			
Operating Profit	**93,090**	153,777	337,110
adjusted for:			
Depreciation and amortisation	**49,895**	46,613	97,983
(Gain) on sale of fixed assets	**(4,123)**	(564)	(4,052)
Changes in working capital:			
- Inventories	**(54,052)**	(11,699)	86,323
- Receivables	**29,201**	4,406	53,549
- Trade and other creditors	**27,095**	(1,248)	(58,939)
Changes in provisions	**126**	(3,997)	(19,422)
Operating cash flow	**141,232**	187,288	492,552
Interest received	**3,632**	6,163	9,368
Dividends received from associates	**1,573**	2,138	5,504
Interest paid and similar charges	**(33,385)**	(41,781)	(90,102)
Taxes paid	**(16,525)**	(35,574)	(60,616)
Net cash from operational activities	**96,527**	118,234	356,706
Net cash from extraordinary items	**(2,886)**	23,584	(21,476)
Net cash used in investing activities	**(61,212)**	(247,583)	(361,534)
Net cash from financing activities	**(29,900)**	84,868	83,079
Net increase (decrease) in cash and cash equivalents [2)]	**2,529**	(20,897)	56,775
Free cash flow [3)]	**35,243**	77,896	263,591

1) Unaudited
2) Cash and cash equivalents includes cash and short term borrowings.
3) Cash flow from operational activities less net capital expenditures.

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, Pstbus 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON (035) 6957611, FAX (035) 6944396, e-mail: press@hagemeyer.com

PERSBERICHT

RESULTATEN EERSTE HALFJAAR 2002

- **Moeilijke marktomstandigheden beïnvloeden resultaat**
- **CEPS 40% lager, zoals eerder aangegeven in persbericht van 28 juni 2002**
- **Herpositionering en integratie voortgezet**
- **Movex live in het Verenigd Koninkrijk (zie separaat persbericht van heden)**

Naarden – 28 augustus 2002 - Hagemeyer, de internationale business-to-business distributie services groep, maakt vandaag de resultaten over het eerste halfjaar 2002 bekend.

Kerngetallen

(x EUR miljoen)	30/06/2002	30/06/2001	% verschil
Omzet	**4.114**	4.444	(7,4%)
EBITA [1]	**111**	171	(35,0%)
Cash Earnings (Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill)	**65**	106	(39,0%)
Cash Earnings per aandeel (x EUR)	**0,59**	0,98	(39,9%)

Resultaat uit gewone bedrijfsuitoefening na belastingen	**47**	89	
Buitengewoon resultaat na belastingen	**11**	4	
Netto winst	**58**	93	(37,9%)

Autonome groei (%)	**(5,1%)**	4,9%	
Interest cover ratio [2]	**5,4**	5,6	
Kasstroom uit bedrijfsactiviteiten	**97**	118	(24,6%)
Vrije kasstroom [3]	**35**	78	(54,8%)

[1] Bedrijfsresultaat voor afschrijving goodwill
[2] Uitgedrukt als winst voor rente, belastingen en afschrijvingen gedeeld door de netto rentelasten
[3] Kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen

Geconsolideerde omzet en resultaten

De netto omzet over de eerste zes maanden van 2002 bedroeg EUR 4.114,2 miljoen, een afname van EUR 329,6 miljoen (7,4%) ten opzichte van EUR 4.443,8 miljoen over dezelfde periode in 2001. De autonome groei was 5,1% negatief (EUR 218,6 miljoen). In dezelfde periode van het vorig jaar was de autonome groei nog 4,9% positief. Door ongunstige marktomstandigheden gedurende de gehele eerste helft van 2002 was de autonome groei bij alle divisies van de Groep negatief. Wisselkoers-mutaties hadden een positief effect van EUR 6,5 miljoen. Door het netto effect van overnames en desinvesteringen nam de omzet af met EUR 18,3 miljoen, voornamelijk als gevolg van het beëindigen van een aantal agentschappen in HCL, gedeeltelijk gecompenseerd door de aanvullende acquisitie van Briggs-Weaver in de Verenigde Staten in de tweede helft van 2001. Bovendien resulteerde het inbrengen van de Nederlandse ICT distributie-activiteiten in een joint venture, met als effectieve datum 1 mei 2001, in een afname van de omzet ten opzichte van vorig jaar met EUR 99,1 miljoen.

Het bruto omzetresultaat over het eerste halfjaar van 2002 was EUR 873,7 miljoen, een afname van 7,2% ten opzichte van dezelfde periode in 2001 (EUR 941,9 miljoen). Deze afname is geheel toe te schrijven aan de daling van de omzet want het bruto omzetresultaat als percentage van de omzet bedroeg in beide jaren 21,2%. Door wereldwijd moeilijke marktomstandigheden daalde de brutomarge in zowel de PPS als de ITPS divisie. Dit werd gecompenseerd door een verbetering van de brutomarge in de divisie Overige Activiteiten en door een verandering in de samenstelling van de omzet van de Groep. De ITPS activiteiten, die een lage marge kennen, maken thans een kleiner deel van de totale Groepsomzet uit.

Over de eerste helft van 2002 bedroeg de EBITA (bedrijfsresultaat voor afschrijving goodwill) EUR 111,0 miljoen, een afname van EUR 59,8 miljoen (35,0%) ten opzichte van de eerste helft van 2001. Het grootste deel van de afname van de EBITA vond plaats in de PPS divisie. Dit kwam vooral door moeilijke marktomstandigheden, waarbij sommige markten nog moeilijker waren dan voorzien en van een daarop volgende daling van omzet en brutomarge. Daarnaast legden kosten die verband houden met het veranderingsprogramma van de Groep, extra druk op het bedrijfsresultaat.

Evenals vorig jaar bestaat de post overige netto-bedrijfsopbrengsten voornamelijk uit de winst op de verkoop van materiële vaste activa.

De afschrijvingen bedroegen over de eerste helft van 2002 EUR 49,9 miljoen, een toename van EUR 3,3 miljoen. Gedurende de eerste zes maanden van 2002 werd EUR 17,9 miljoen aan goodwill afgeschreven ten opzichte van EUR 17,1 miljoen in dezelfde periode van het vorig jaar.

Het aandeel in resultaat deelnemingen over het eerste halfjaar van 2002 was EUR 2,2 miljoen ten opzichte van EUR 1,8 miljoen over het eerste halfjaar van 2001.

De netto financiële lasten over de eerste zes maanden van 2002 bedroegen EUR 31,7 miljoen, een afname van EUR 6,6 miljoen ten opzichte van dezelfde periode van het vorig jaar (EUR 38,3 miljoen). Deze afname is voornamelijk het gevolg van de lagere

rentevoet in de gehele eerste helft van 2002 ten opzichte van de vergelijkbare periode van het vorig jaar. De effectieve belastingdruk in het eerste halfjaar van 2002 en 2001 was respectievelijk 26,4% en 23,5%. De toename van de effectieve belastingdruk geeft een verandering in de samenstelling van de winst weer, met een groter deel afkomstig uit gebieden met een relatief hoger belastingtarief.

Cash earnings (resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill) in de eerste helft van 2002 bedroegen EUR 64,9 miljoen, een afname van EUR 41,4 miljoen (39,0%) ten opzichte van het vorig jaar. Per gewoon aandeel bedroegen de cash earnings EUR 0,59, een afname van 39,9% ten opzichte van 2001. Het gemiddeld aantal uitstaande aandelen over het eerste halfjaar van 2002 was 108,5 miljoen, een toename van 1,0% ten opzichte van de vergelijkbare periode van het vorig jaar.

Het buitengewoon resultaat na belastingen betreft de derde en laatste overdracht door het Nederlandse pensioenfonds voor een bedrag van EUR 17,0 miljoen (EUR 11,1 miljoen na belastingen).

Financiële positie
De totale activa per 30 juni 2002 bedroegen EUR 3.556,2 miljoen, een afname van EUR 336,1 miljoen ten opzichte van het vorig jaar. Van deze afname was EUR 202,9 miljoen toe te schrijven aan wisselkoersmutaties. De activa namen met EUR 21,8 miljoen toe als gevolg van het saldo van acquisities en desinvesteringen. Het restant van de afname is voornamelijk toe te schrijven aan een verminderd gebruik van werkkapitaal als gevolg van de belangrijke afname van de activiteiten. Het gemiddeld werkkapitaal van de Groep als percentage van de netto omzet nam af van 15,5% in het vorig jaar tot 15,1% door een wijziging van het relatieve aandeel van iedere divisie en een efficiënter gebruik van werkkapitaal in de ITPS divisie.

De totale activa per 30 juni 2002 namen met EUR 163,3 miljoen af ten opzichte van 31 december 2001, voornamelijk als gevolg van wisselkoersmutaties voor een bedrag van EUR 135,1 miljoen. De materiële vaste activa namen met EUR 24,9 miljoen toe tot EUR 405,4 miljoen, hoofdzakelijk als gevolg van investeringen op het gebied van ICT.

De netto rentedragende schuld van de Groep nam af van EUR 1.208,3 miljoen per ultimo 2001 tot EUR 1.146,3 miljoen. In deze afname komen de in het eerste halfjaar gerealiseerde vrije kasstroom en gunstige wisselkoersmutaties tot uitdrukking, onder aftrek van de betaling van het dividend in contanten.

Per 30 juni 2002 bedroeg het eigen vermogen EUR 978,9 miljoen, een netto toename van EUR 35,9 miljoen ten opzichte van 31 december 2001. De belangrijkste posten die hebben bijgedragen aan deze mutatie waren de netto winst van EUR 58,1 miljoen en EUR 29,8 miljoen, als gevolg van het feit dat een deel van de aandeelhouders ervoor gekozen heeft om het slotdividend over 2001 in de vorm van stockdividend op te nemen in plaats van in contanten. Hiertegenover stond het negatieve effect van EUR 51,0 miljoen dat wisselkoersmutaties hadden op het eigen vermogen.

Per 30 juni 2002 bedroeg de rentedekkingsratio[1] 5,4, ten opzichte van 5,6 per 31 december 2001.

Kasstromen

De kasstroom uit bedrijfsactiviteiten over de verslagperiode bedroeg EUR 141,2 miljoen, een afname van EUR 46,1 miljoen ten opzichte van dezelfde periode in het vorig jaar als gevolg van de afname van het bedrijfsresultaat. Ondanks een toename van de voorraden met EUR 54,1 miljoen nam het netto werkkapitaal in het eerste halfjaar af met EUR 2,2 miljoen. De voorraadtoename was vooral het gevolg van het opbouwen van voorraden in het Verenigd Koninkrijk voorafgaand aan het operationeel worden van het ICT platform, bij Tech Pacific in verband met het herstel van onze omzet in de Australische markt en in Scandinavië door het opbouwen van voorraden voor nieuwe outsourcing contracten.

De vrije kasstroom over de eerste helft van 2002 bedroeg EUR 35,2 miljoen, een afname van EUR 42,7 miljoen ten opzichte van het eerste halfjaar van 2001. Dit is voornamelijk het gevolg van de lagere kasstroom uit bedrijfsactiviteiten zoals hierboven reeds aangegeven. Voorts werd deze afname veroorzaakt door een toename in de netto investeringen, hoofdzakelijk door de ontwikkeling van het gemeenschappelijk ICT platform en de lagere kasstroom uit de verkoop van vaste activa, gedeeltelijk gecompenseerd door lagere rentelasten en een afname van het bedrag dat betaald werd aan belastingen.

[1] (winst voor rente, belastingen en afschrijvingen) / netto rentelasten

Professional Products en Services

De PPS activiteiten worden in drie geografische regio's onderverdeeld: Europa, Noord-Amerika en Azië-Pacific. De operationele resultaten van de divisie worden onderstaand per regio weergegeven.

Europa

(x EUR miljoen)	**2002**	2001
Netto omzet	**1.898,0**	1.966,4
Bruto omzetresultaat	**465,2**	491,5
Bruto omzetresultaat als % van de omzet	**24,5%**	25,0%
EBITA	**64,0**	102,5
EBITA als % van de omzet	**3,4%**	5,2%
Werkkapitaal als % van de omzet	**16,5%**	15,7%

De netto omzet over de eerste zes maanden van 2002 bedroeg EUR 1.898,0 miljoen ten opzichte van EUR 1.966,4 miljoen in de eerste zes maanden van 2001, een afname van EUR 68,4 miljoen of 3,5%. Hoewel onze al sterke marktpositie verbeterde, was de autonome groei over de eerste zes maanden, op basis van eenzelfde aantal werkbare dagen, 1,4% negatief. Ongunstige economische omstandigheden hebben geleid tot een vertraging in de bouwmarkt waar veel projecten werden uitgesteld. Dit heeft in al onze belangrijke markten in Europa een omzetafname in de constructie en installatie (C&I) sector tot gevolg gehad. Dit was ook het geval in het Verenigd Koninkrijk, waar in het tweede kwartaal sprake was van een teruglopende omzet en een lagere marge. Door een toename van het aantal afnemers was de ontwikkeling van de omzet in de industriële sector in Europa gunstiger. Als gevolg van de ongunstige economische omstandigheden nam de percentuele groei echter belangrijk af.

Het bruto omzetresultaat over de eerste zes maanden van 2002 nam ten opzichte van dezelfde periode van het vorig jaar met EUR 26,3 miljoen af tot EUR 465,2 miljoen. Deze afname is hoofdzakelijk toe te schrijven aan het teruggelopen omzetvolume, maar ook aan een afname van de bruto winstmarge van 25,0% in 2001 tot 24,5% in het eerste halfjaar van 2002. Door slechte marktomstandigheden ontstond druk op prijzen en brutomarges.

EBITA voor de eerste zes maanden van 2002 bedroeg EUR 64,0 miljoen, een afname van EUR 38,5 miljoen (37,6%) ten opzichte van het vorig jaar. EBITA als percentage van de omzet nam af van 5,2% in het voorgaande jaar tot 3,4%. De afname van EBITA als percentage van de omzet is het gevolg van druk op de brutomarge en een stijging van de operationele kosten met ongeveer EUR 15,9 miljoen. Terwijl voortgaande kostenbesparingen tegenwicht boden aan de algemene kostenstijging, droegen de volgende specifieke factoren bij aan de stijging van de operationele kosten:

- In het Verenigd Koninkrijk was sprake van een tijdelijke stijging van de pensioenlasten voordat het pensioenplan werd omgezet in een 'defined contribution scheme' (beschikbaar premiestelsel).
- Als onderdeel van het strategisch veranderingsproces in het Verenigd Koninkrijk zijn de verkooporganisaties samengevoegd en opnieuw gegroepeerd in twee kerndivisies, een voor elektrotechniek en een voor industrie. De inkoopfunctie is gecentraliseerd, ICT en transport zijn uitbesteed en er werd een nieuw shared service centre geopend voor financiële en administratieve dienstverlening. Het nieuwe regionale distributiecentrum in Runcorn nadert zijn voltooiing. Op grond daarvan heeft een groot aantal medewerkers een nieuwe functie gekregen hetgeen heeft geleid tot een tijdelijke toename van de kosten.
- In het Verenigd Koninkrijk heeft de ICT infrastructuur die nodig is voor de verdere implementatie van het nieuwe ICT platform geleid tot hogere kosten. Deze kosten zullen na afronding van de implementatie meer dan gecompenseerd worden door een structureel lager niveau van operationele kosten.
- Als gevolg van de zwakke economie in Scandinavië is de groei van de omzet aan nieuwe afnemers minder snel geweest dan verwacht. Omdat de kosten verbandhoudend met de uitvoering van deze nieuwe contracten doorlopen, heeft dit geleid tot een tijdelijke druk op de operationele marges. Daarnaast is in het eerste halfjaar de groei van de omzet aan bestaande klanten in de telecommunicatie sector belangrijk afgenomen als gevolg van de omstandigheden die zich op deze markt voordoen.

Het werkkapitaal als percentage van de omzet verslechterde van 15,7% in het voorgaande jaar tot 16,5%, hoofdzakelijk als gevolg van de sterke omzetdaling.

Noord-Amerika

(x EUR miljoen)	**2002**	2001
Netto omzet	**815,2**	883,1
Bruto omzetresultaat	**191,5**	208,0
Bruto omzetresultaat als % van de omzet	**23,5%**	23,6%
EBITA	**14,4**	32,8
EBITA als % van de omzet	**1,8%**	3,7%
Werkkapitaal als % van de omzet	**21,7%**	19,1%

De netto omzet over het eerste halfjaar van 2002 bedroeg EUR 815,2 miljoen, een afname van EUR 67,9 miljoen (7,7%) ten opzichte van het voorgaande jaar. Op basis van eenzelfde aantal werkbare dagen was de autonome groei 12,3% negatief, afgezet tegen de eerste helft van 2001 toen Hagemeyer nog een van de weinige distributeurs in de Verenigde Staten was met een positieve autonome groei. Gedurende de hele eerste helft van 2002 overheersten ongunstige marktomstandigheden. Deze waren van invloed op alle klantensegmenten, met name die in de industriële sector van de

Amerikaanse economie waar een belangrijk deel van Hagemeyers omzet wordt behaald. De overname van Briggs-Weaver in de tweede helft van 2001 droeg EUR 48,6 miljoen bij aan de omzet, terwijl als gevolg van koersfluctuaties van de US dollar het omzetvolume met EUR 2,3 miljoen afnam.

Het bruto omzetresultaat over de eerste zes maanden van 2002 nam af van EUR 208,0 miljoen in de eerste helft van 2001 tot EUR 191,5 miljoen. De afname is voornamelijk toe te schrijven aan het teruggelopen omzetvolume. In een zwakke markt daalde de brutomarge met 0,1% van 23,6% tot 23,5%. Afnemers concentreren zich op onmiddellijke kortingen op de prijs van een product in plaats van kostenbesparingen na te streven in het distributieproces, iets waar Hagemeyer leidend in is.

EBITA over de eerste zes maanden van 2002 bedroeg EUR 14,4 miljoen ten opzichte van EUR 32,8 miljoen in de overeenkomstige periode van het voorgaande jaar, een afname van EUR 18,4 miljoen. Als percentage van de omzet nam de EBITA af van 3,7% in 2001 tot 1,8%. Hoewel de stijging van de uitgaven door algemene kosteninflatie meer dan gecompenseerd werd door de kostenbesparende maatregelen, hadden de toegenomen operationele kosten verbandhoudend met de acquisitie van Briggs-Weaver en het lagere omzetvolume in combinatie met lagere brutomarges, een belangrijk negatieve invloed op de operationele marges in de regio. Wij blijven uiterst kostenbewust opereren. Bij verdere besparingen moeten wij er echter voor zorgen dat wij ook bij een gewijzigde conjunctuur toegevoegde waarde kunnen blijven bieden aan onze afnemers.

De gemiddelde werkkapitaal ratio is gedurende de eerste zes maanden hoofdzakelijk als gevolg van de sterke omzetdaling toegenomen van 19,1% in het vorig jaar tot 21,7%.

Ondanks de moeilijke omstandigheden waarmee wij in de eerste helft van 2002 te maken hadden, zijn de verkooporganisaties van onze drie bedrijven geïntegreerd in één Hagemeyer North America verkoopteam, dat is georganiseerd op basis van duidelijk gesegmenteerde klantengroepen. Hierdoor neemt onze klantgerichtheid toe, kan van cross selling mogelijkheden worden geprofiteerd en wordt ons aanbod van producten en diensten verbreed.

Azië-Pacific

(x EUR miljoen)	**2002**	2001
Netto omzet	**219,5**	218,1
Bruto omzetresultaat	**50,5**	49,0
Bruto omzetresultaat als % van de omzet	**23,0%**	22,5%
EBITA	**7,2**	7,3
EBITA als % van de omzet	**3,3%**	3,3%
Werkkapitaal als % van de omzet	**14,9%**	15,4%

De netto omzet over het eerste halfjaar van 2002 was EUR 219,5 miljoen, ten opzichte van EUR 218,1 miljoen over de eerste helft van 2001. De autonome groei, op basis van eenzelfde aantal werkbare dagen, bedroeg ten opzichte van vorig jaar 1,5%. Deze groei is het gevolg van een herstel van het C&I segment maar ook van de eerste successen bij het benaderen van industriële afnemers met een aantal integrated supply contracten. Hagemeyer Electrical Group heeft haar sterke marktpositie in Australië, met een marktaandeel van meer dan 30%, behouden. Wisselkoersmutaties hadden een positief effect van EUR 5,4 miljoen op de omzet. Hiertegenover stond het effect van de desinvestering van de niet tot de kern behorende re-seller activiteiten voor een bedrag van EUR 5,6 miljoen.

Het bruto omzetresultaat steeg van EUR 49,0 miljoen in het voorgaande jaar tot EUR 50,5 miljoen in 2002. De brutomarge in 2002 en 2001 was respectievelijk 23,0% en 22,5%. De toename van de brutomarge is voor het grootste deel het gevolg van een verandering in de samenstelling van de portefeuille naar meer producten met een hogere marge.

EBITA voor de eerste zes maanden van 2002 bedroeg EUR 7,2 miljoen en was evenals vorig jaar 3,3% als percentage van de omzet. HEG liet een verbetering van de operationele marge zien omdat de sterke brutomarges maar voor een deel beïnvloed werden door hogere operationele kosten als gevolg van het starten van nieuwe service activiteiten. Deze verbetering woog echter niet op tegen de cyclische teruggang in de relatief kleine activiteit op het gebied van elektronische componenten.

Het werkkapitaal als percentage van de omzet verbeterde van 15,4% in het voorgaande jaar tot 14,9% omdat het voorraadniveau is teruggebracht door effectiever beheer en door de desinvestering van de niet tot de kern behorende re-seller activiteiten.

PPS Totaal

De operationele resultaten van de PPS divisie worden hieronder weergegeven:

(x EUR miljoen)	**2002**	2001
Netto omzet	**2.932,7**	3.067,6
Bruto omzetresultaat	**707,2**	748,5
Bruto omzetresultaat als % van de omzet	**24,1%**	24,4%
EBITA	**85,6**	142,6
EBITA als % van de omzet	**2,9%**	4,6%
Werkkapitaal als % van de omzet	**17,8%**	16,7%

Information Technology Products en Services

(x EUR miljoen)	**2002**	2001
Netto omzet	**809,5**	959,8
Bruto omzetresultaat	**48,6**	63,1
Bruto omzetresultaat als % van de omzet	**6,0%**	6,6%
EBITA	**13,9**	13,0
EBITA als % van de omzet	**1,7%**	1,4%
Werkkapitaal als % van de omzet	**7,8%**	9,6%

De netto omzet over de eerste zes maanden van 2002 nam af met EUR 150,3 miljoen, van EUR 959,8 miljoen in het voorgaande jaar tot EUR 809,5 miljoen. In 2001 werd nog vier maanden omzet meegenomen van de Nederlandse ICT distributie activiteiten van het voormalige Codis. Met als effectieve datum 1 mei 2001 werden deze activiteiten ingebracht in een joint venture. Ze worden nu verantwoord als een deelneming. EUR 99,1 miljoen van de omzetafname is hieraan toe te schrijven.

De herstructurering die aan het eind van het vorig jaar bij Tech Pacific in gang werd gezet, heeft belangrijk bijgedragen aan het resultaat van de ITPS divisie. Hoewel Tech Pacific op de meeste markten waarop zij actief is marktaandeel wint blijft de ICT sector nog steeds sterk achter. Als gevolg hiervan realiseerde Tech Pacific over het eerste halfjaar van 2002 een negatieve autonome groei van 5,2%. Wisselkoersmutaties hadden een positief effect van EUR 2,2 miljoen op de omzet.

De afname van de brutomarge is gedeeltelijk toe te schrijven aan het feit dat Codis met haar relatief hogere bruto marges nog meegenomen was in de cijfers van vorig jaar. Codis buiten beschouwing gelaten was sprake van een daling van de brutomarge met 0,2% als gevolg van de voortdurende druk op de prijzen in de gehele regio Azië-Pacific. De afname van de brutomarge werd meer dan goedgemaakt door kostenbesparende maatregelen, die in de tweede helft van 2001 werden ingezet en doorliepen in 2002. Dit heeft geleid tot een toename van de EBITA marge van 1,4% in het voorgaande jaar tot 1,7%.

Het werkkapitaal als percentage van de omzet is belangrijk verbeterd van 9,6% in het vorig jaar tot 7,8%, waarmee de positieve trend van 2001 werd voortgezet.

Overige Activiteiten

(x EUR miljoen)	**2002**	2001
Netto omzet	**372,0**	416,4
Bruto omzetresultaat	**117,9**	130,3
Bruto omzetresultaat als % van de omzet	**31,7%**	31,3%
EBITA	**28,1**	32,1
EBITA als % van de omzet	**7,5%**	7,7%
Werkkapitaal als % van de omzet	**20,9%**	19,8%

De netto omzet over de eerste zes maanden van 2002 nam ten opzichte van de vergelijkbare periode van vorig jaar met EUR 44,4 miljoen af tot EUR 372,0 miljoen. De afname is voornamelijk toe te schrijven aan de desinvestering of beëindiging van enkele agentschappen in HCL (EUR 30,3 miljoen). De autonome groei was 2,1% negatief, als gevolg van negatieve groei van de Europese en Noord-Amerikaanse consumentenelektronica activiteiten, gedeeltelijk gecompenseerd door positieve autonome groei bij HCL. Wisselkoersmutaties hadden een negatief effect van EUR 4,8 miljoen.

Het bruto omzetresultaat voor het eerste halfjaar 2002 bedroeg EUR 117,9 miljoen, een afname van EUR 12,4 miljoen ten opzichte van het vorig jaar. In combinatie met een daling van de operationele kosten heeft dit geleid tot een afname van de EBITA met EUR 4,0 miljoen tot EUR 28,1 miljoen.

Het werkkapitaal als percentage van de omzet nam toe van 19,8% tot 20,9%, voornamelijk als gevolg van de moeilijke omstandigheden in de consumentenmarkten van Noord-Amerika en Europa.

Interim dividend

Het interim dividend is vastgesteld op EUR 0,15 per gewoon aandeel Hagemeyer, betaalbaar per 12 september 2002. Hagemeyers dividend politiek voorziet in een pay out over het gehele jaar van tussen 35% en 40% van het resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill. Dienovereenkomstig is het interim dividend vastgesteld op een niveau waarin de daling van de cash earnings per aandeel over het eerste halfjaar 2002 met 40% tot uitdrukking komt.

Vooruitzichten

Zoals eerder aangegeven bleven de marktomstandigheden in de eerste helft van het jaar erg moeilijk. De wereldwijde recessie blijkt dieper te zijn en langer te duren dan aanvankelijk verwacht en raakt nu alle belangrijke markten waarop de Groep actief is.

Voor het eerst in meer dan tien jaar is over een periode van twaalf maanden sprake geweest van negatieve autonome groei. Dit heeft een grote invloed gehad op de winstgevendheid. Terwijl in reactie hierop specifieke actieprogramma's werden ontwikkeld en maatregelen werden getroffen, bleef de Groep druk doende met de implementatie van haar veranderingsprogramma. Dit programma leidt tot een fundamentele herstructurering en herpositionering van de Groep.

De integratie van onze activiteiten houdt niet alleen in dat onze bedrijfsprocessen aan het nieuwe business model moeten worden aangepast, maar heeft er ook toe geleid dat enkele duizenden medewerkers in het Verenigd Koninkrijk en de Verenigde Staten een nieuwe functie kregen met de daarvoor noodzakelijke training. Onze bedrijven zijn in verschillende fases van hun voorbereiding op nieuwe activiteiten en bezig om de daarvoor benodigde logistieke en systeemveranderingen door te voeren.

De voortdurende onzekerheid met betrekking tot de toekomstige economische ontwikkelingen betekent dat de marktomstandigheden voor de rest van het jaar beslist uitdagend zullen blijven. In combinatie met de fasering van de implementatie van het veranderingsprogramma heeft dit tot gevolg dat wij geen nauwkeurige vooruitzichten kunnen geven voor de resterende maanden van het jaar.

Hagemeyers management zal de vereisten voor de operationele en veranderingsprocessen zorgvuldig tegen elkaar af blijven wegen om enig negatief effect daarvan op het resultaat van de Groep zoveel mogelijk te beperken. Wij blijven gecommitteerd aan de implementatie van het veranderingsproces dat Hagemeyer om zal vormen tot een van de sterkste spelers op haar markten.

Naarden, 28 augustus 2002
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Zoals eerder bekendgemaakt zal de heer Ter Haar in een persconferentie op 28 augustus 2002 om 09.00 uur in Hotel Krasnapolsky te Amsterdam nadere informatie verstrekken met betrekking tot de resultaten over het eerste halfjaar 2002 en Hagemeyers strategie

Geconsolideerde winst- en verliesrekening

	Over het eerste halfjaar [1]		Over het kalenderjaar
(x EUR 1.000)	**30-06-02**	30-06-01	31-12-01
Netto omzet	**4.114.242**	4.443.789	8.835.726
Kostprijs van de omzet	**(3.240.523)**	(3.501.934)	(6.964.251)
Bruto-omzetresultaat	**873.719**	941.855	1.871.475
Verkoop- en algemene beheerskosten voor afschrijving goodwill	**(767.377)**	(773.433)	(1.505.378)
Overige netto-bedrijfsopbrengsten	**4.693**	2.427	6.862
Bedrijfsresultaat voor afschrijving goodwill	**111.035**	170.849	372.959
Afschrijving goodwill	**(17.945)**	(17.072)	(35.849)
Bedrijfsresultaat	**93.090**	153.777	337.110
Aandeel in resultaat deelnemingen voor belastingen	**2.218**	1.812	4.937
Uitkomst der financiële baten en lasten	**(31.723)**	(38.313)	(75.331)
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**63.585**	117.276	266.716
Belastingen	**(16.818)**	(27.589)	(61.269)
Aandeel van derden	**224**	(375)	(2.183)
Resultaat uit gewone bedrijfsuitoefening na belastingen	**46.991**	89.312	203.264
Buitengewoon resultaat na belastingen	**11.148**	4.244	(49.785)
Resultaat na belastingen	**58.139**	93.556	153.479

1) Geen accountantscontrole toegepast

Geconsolideerde balans

(x EUR 1.000)	**30-06-02** 1),2)	30-06-01 1),2)	31-12-01
Vaste activa			
Immateriële vaste activa	**617.287**	683.970	678.174
Materiële vaste activa	**405.368**	354.379	380.497
Financiële vaste activa	**34.102**	44.935	41.610
Actieve belastinglatentie	**77.136**	72.366	80.607
Totaal vaste activa	**1.133.893**	1.155.650	1.180.888
Vlottende activa			
Voorraden	**963.750**	1.083.127	959.855
Vorderingen	**1.422.183**	1.595.066	1.523.333
Liquide middelen	**36.384**	58.504	55.410
Totaal vlottende activa	**2.422.317**	2.736.697	2.538.598
Totaal activa	**3.556.210**	3.892.347	3.719.486
Eigen vermogen	**978.863**	978.731	942.980
Aandeel van derden	**7.061**	4.809	9.547
Achtergestelde leningen	**150.000**	150.000	150.000
Garantievermogen	**1.135.924**	1.133.540	1.102.527
Langlopende schulden			
Voorzieningen	**186.057**	232.168	216.669
Langlopende schulden	**676.812**	710.097	712.635
	862.869	942.265	929.304
Kortlopende schulden			
Handelscrediteuren en overige kortlopende schulden	**1.201.510**	1.315.622	1.286.618
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**355.907**	500.920	401.037
	1.557.417	1.816.542	1.687.655
Totaal passiva	**3.556.210**	3.892.347	3.719.486

1) Geen accountantscontrole toegepast
2) Voor winstbestemming

Geconsolideerd mutatie-overzicht van het eigen vermogen

(x EUR 1.000)	Over het eerste halfjaar [1]		Over het kalenderjaar
	30-06-02 [2]	30-06-01 [2]	31-12-01
Eigen vermogen per 1 januari	**942.980**	835.470	835.470
Resultaat na belastingen over de verslagperiode	**58.139**	93.556	153.479
Stock dividend	**29.846**	25.100	25.100
Betaald interim dividend	**-**	-	(27.037)
Voorgesteld dividend op gewone aandelen	**-**	-	(56.240)
Dividend over de cumulatief preferente aandelen	**(1.140)**	(1.197)	(2.340)
Koersverschillen	**(50.962)**	25.802	14.548
Eigen vermogen per einde verslagperiode	**978.863**	978.731	942.980

1) Geen accountantscontrole toegepast
2) Voor winstbestemming

Geconsolideerd kasstroomoverzicht

(x EUR 1.000)	Over het eerste halfjaar [1]		Over het kalenderjaar
	30-06-02	30-06-01	31-12-01
Bedrijfsactiviteiten			
Bedrijfsresultaat	**93.090**	153.777	337.110
aangepast voor:			
Afschrijvingen	**49.895**	46.613	97.983
(Winst) bij verkoop vaste activa	**(4.123)**	(564)	(4.052)
Mutaties in het werkkapitaal:			
- Voorraden	**(54.052)**	(11.699)	86.323
- Vorderingen	**29.201**	4.406	53.549
- Handels- en overige crediteuren	**27.095**	(1.248)	(58.939)
Mutaties in voorzieningen	**126**	(3.997)	(19.422)
Kasstroom uit bedrijfsactiviteiten	**141.232**	187.288	492.552
Ontvangen rente	**3.632**	6.163	9.368
Ontvangen dividenden uit deelnemingen	**1.573**	2.138	5.504
Betaalde rente en soortgelijke kosten	**(33.385)**	(41.781)	(90.102)
Betaalde belastingen	**(16.525)**	(35.574)	(60.616)
Netto kasstroom uit bedrijfsactiviteiten	**96.527**	118.234	356.706
Netto kasstroom uit buitengewone baten en lasten	**(2.886)**	23.584	(21.476)
Netto kasstroom uit investeringsactiviteiten	**(61.212)**	(247.583)	(361.534)
Netto kasstroom uit financieringsactiviteiten	**(29.900)**	84.868	83.079
Netto toename (afname) van liquide middelen [2]	**2.529**	(20.897)	56.775
Vrije kasstroom [3]	**35.243**	77.896	263.591

1) Geen accountantscontrole toegepast
2) Liquide middelen bevatten liquide middelen, effecten en schulden aan kredietinstellingen
3) Kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen

82 - 4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer's ERP system goes live in the UK

Hagemeyer announces that the Movex ERP system has gone live at Newey & Eyre in the UK on August 26, 2002. The implementation forms part of the UK and Group wide Hagemeyer Change Program and represents a major milestone. After intensive preparations, including re-engineering of business processes and major reorganisations in the UK and earlier pilot projects at Eastern Electrical (Ireland) and Parker Merchanting (UK), 3,000 Hagemeyer UK user have now access to the system. The Movex software, developed by Intentia of Sweden, has been modified to meet Hagemeyer's specific requirements and delivers an efficient supply chain management solution and e-collaboration.

The implementation of Movex in the UK will shortly be followed by an important upgrading of the logistics infrastructure when the new national distribution centre in Runcorn becomes operational.

The Movex system which now has been implemented in the UK will serve as the basis for the Global Hagemeyer Solution (GHS) which will be further developed and rolled out over the next two years to provide one common ICT platform to support Hagemeyer's worldwide operations.

Over the next six months further implementations will begin in the US and Australia respectively.

Naarden, August 28, 2002
HAGEMEYER N.V.
Board of Management

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyers ERP systeem gaat live in het Verenigd Koninkrijk

Hagemeyer maakt bekend dat het Movex ERP systeem op 26 augustus j.l. live is gegaan bij Newey & Eyre in het Verenigd Koninkrijk. De implementatie in het Verenigd Koninkrijk is onderdeel van Hagemeyers wereldwijde veranderingsprogramma en betekent een belangrijke mijlpaal. Na intensieve voorbereidingen, waaronder begrepen het opnieuw ontwikkelen van business processen en belangrijke reorganisaties in het Verenigd Koninkrijk en na eerdere proefprojecten bij Eastern Electrical (Ierland) en Parker Merchanting (Verenigd Koninkrijk), hebben nu 3.000 gebruikers bij Hagemeyer UK toegang tot het systeem. De Movex software, die werd ontwikkeld door het Zweedse Intentia, is aangepast aan Hagemeyers specifieke eisen en voorziet in efficiënte oplossingen op het gebied van supply chain management en e-collaboration.

De implementatie van Movex in het Verenigd Koninkrijk zal op korte termijn worden gevolgd door een belangrijke verbetering van de logistieke infrastructuur op het moment dat het nieuwe nationale distributiecentrum in Runcorn operationeel wordt.

Het Movex systeem dat nu in het Verenigd Koninkrijk geïmplementeerd is, zal als basis dienen voor de Global Hagemeyer Solution (GHS) die in de komende twee jaar verder ontwikkeld en geïmplementeerd zal worden om te voorzien in één gemeenschappelijk ICT platform ter ondersteuning van Hagemeyers wereldwijde activiteiten.

In de komende zes maanden zal een begin worden gemaakt met verdere implementaties in respectievelijk de VS en Australië.

Naarden, 28 augustus 2002
HAGEMEYER N.V.
Raad van Bestuur

82-4865

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Hagemeyer N.V. maakt bekend dat het interim dividend over het boekjaar 2002 is vastgesteld op EUR 0,15 per gewoon aandeel van nominaal EUR 1,20.

Het interim dividend wordt met ingang van 12 september 2002 betaalbaar gesteld bij ABN AMRO Bank N.V. te Amsterdam.

De houders van aandelen aan toonder ontvangen het dividend in contanten, na aftrek van 25% dividendbelasting, door tussenkomst van de instelling tot wier verzameldepot hun aandelen op 28 augustus 2002 na kantoorsluiting behoorden.

Naarden, 28 augustus 2002
HAGEMEYER N.V.
Raad van Bestuur

Volkskrant 29/8.

HAGEMEYER

HAGEMEYER

Global Business to Business Services


HAGEMEYER

Interim Report 2002

Contents

Key Data

(before appropriation of net profit)	**30-06-2002**	30-06-2001
Financial (x EUR 1,000)		
Net sales	**4,114,242**	4,443,789
EBITA [1]	**111,035**	170,849
Cash earnings [2]	**64,936**	106,384
Ordinary profit after taxes	**46,991**	89,312
Cash flow from operational activities	**96,527**	118,234
Free cash flow [3]	**35,243**	77,896
Shareholders' equity	**978,863**	978,731
Data per ordinary share (x EUR) [4]		
Ordinary profit after taxes before amortisation of goodwill	**0.59**	0.98
Ordinary profit after taxes before amortisation of goodwill (fully diluted)	**0.59**	0.97
Ordinary profit after taxes	**0.42**	0.82
Ordinary profit after taxes (fully diluted)	**0.42**	0.82
Interim dividend	**0.15**	0.25
Other data		
Average number of shares outstanding	**108,491,421**	107,439,808
Average number of employees	**23,212**	24,207

[1] operating profit before amortisation of goodwill

[2] ordinary profit after taxes before amortisation of goodwill

[3] cash flow from operational activities less net capital expenditures

[4] rounded to the nearest Euro cent

Profile

2

Hagemeyer is a value added business-to-business (B2B) distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance, Repair and Operations) products. As these markets are extremely diverse and highly complex, many opportunities exist for Hagemeyer to provide innovative solutions to customer needs. The Group co-ordinates product and information flows, adding value and providing significant costs savings to both end-users and suppliers while supporting customer initiatives with superior industry knowledge and technical expertise.

Hagemeyer's goal is to obtain a leading position in its field in the European, North American and Asia-Pacific B2B markets.

Group financial review

Net sales for the six months ended June 30, 2002 were EUR 4,114.2 million as compared to EUR 4,443.8 million in the corresponding period of the prior year, a decrease of EUR 329.6 million or 7.4%. Organic growth during the period was negative 5.1% or EUR 218.6 million. Organic growth for the same period in the prior year was still positive at 4.9%. Adverse market conditions throughout the first six months of 2002 resulted in negative organic growth being recorded by all of the Group's divisions. The movement in foreign exchange rates had a positive effect of EUR 6.5 million. The net effect from acquisitions and divestments is a reduction in sales of EUR 18.3 million primarily due to the discontinuation of several agency businesses in HCL, partly offset by the bolt-on acquisition of Briggs-Weaver in the US during the second half of 2001. In addition, the transfer of the Dutch based ICT distribution business into a joint venture, with effect from May 1, 2001, reduced net sales by EUR 99.1 million compared to the prior year.

Gross profit for the first half of 2002 was EUR 873.7 million as compared to EUR 941.9 million in the first half of 2001, a decrease of 7.2%. This was entirely due to the decline in sales volume as the overall gross profit margin for both years was 21.2%. Weak market conditions, worldwide, have resulted in a gross margin decline in both the PPS and ITPS divisions. This was offset by an improvement in the gross profit margin in Other Businesses and by a change in the Group's sales mix whereby the low margin ITPS business now accounts for a lower proportion of total Group sales.

EBITA (operating profit before amortisation of goodwill) for the first half of 2002 was EUR 111.0 million, a decrease of EUR 59.8 million or 35.0% compared to the first half of 2001. The majority of the decrease in EBITA was in the PPS division and is primarily due to weak market conditions which in some markets were worse than anticipated and consequent decline in sales volume and gross profit. Furthermore, costs related to the Group's change program put additional pressure on the Group's operating profit.

Consistent with prior year other operating income represents primarily gains from the disposal of tangible fixed assets.

Depreciation and amortisation for the six months ended June 30, 2002 was EUR 49.9 million, an increase of EUR 3.3 million. Goodwill amortisation during the first six months of 2002 was EUR 17.9 million compared to EUR 17.1 million in the prior year.

The Group's share in results from associated companies for the first half of 2002 was EUR 2.2 million as compared to EUR 1.8 million in the prior year.

Net financial expense for the six months ended June 30, 2002 was EUR 31.7 million as compared to EUR 38.3 million in the same period of 2001, a decrease of EUR 6.6 million. This decrease is mainly due to the lower interest rate environment prevailing throughout the first half of 2002 as compared to 2001. The Group's effective tax rate for the first six months of 2002 and 2001 was 26.4% and 23.5%, respectively. The increase in the effective tax rate reflects changes in the mix of profits with a higher proportion being derived from jurisdictions with a relatively higher statutory tax rate.

Cash earnings (ordinary profit after taxes before amortisation of goodwill) in the first half of 2002 were EUR 64.9 million, a decrease of EUR 41.4 million or 39.0% as compared to the prior year. Cash earnings per share were EUR 0.59, a decrease of 39.9% from the prior year. The average number of shares outstanding during the first half of 2002 was 108.5 million, an increase of 1.0% over the same period in the prior year.

The extraordinary income of EUR 11.1 million represents the third and final instalment from the Dutch pension fund in the amount of EUR 17.0 million gross (EUR 11.1 million after tax).

Financial position

Total assets as at June 30, 2002 were EUR 3,556.2 million, a decrease of EUR 336.1 million from the prior year. Foreign exchange rate movements accounted for EUR 202.9 million of this decrease. The net effect of acquisitions and divestments resulted in an increase of EUR 21.8 million. The remaining decrease is mainly due to lower working capital utilisation following the significant downturn in activity level. Average Group working capital as a percentage of net sales decreased to 15.1% from 15.5% in the prior year due to a change of the weighting of each division and an improvement in working capital efficiency in the ITPS division.

Total assets as at June 30, 2002 declined by EUR 163.3 million compared to December 31, 2001, largely due to foreign exchange movements of EUR 135.1 million. Tangible fixed assets increased by EUR 24.9 million to EUR 405.4 million, mainly reflecting ICT related investments.

The Group's net interest bearing debt decreased from EUR 1,208.3 million at the end of 2001 to EUR 1,146.3 million. This decrease reflects the free cash flow generated in the first half year and favourable exchange rate movements less dividends paid in cash.

Shareholders' equity at June 30, 2002 was EUR 978.9 million, a net increase of EUR 35.9 million compared to December 31, 2001. The main items contributing to this movement were the net profit of EUR 58.1 million, the effect of the take up of the final 2001 dividend in stock instead of cash of EUR 29.8 million, offset by the negative effect on equity from movements in exchange rates of EUR 51.0 million.

The Group's interest cover ratio[1] as at June 30, 2002 was 5.4, down from 5.6 at December 31, 2001.

[1] calculated as (earnings before interest, taxes, depreciation and amortisation) / net interest expense

Cash flows

Operating cash flow for the six months period ended June 30, 2002 was EUR 141.2 million, a decrease of EUR 46.1 million as compared to the same period in the prior year caused by the decline in operating earnings. Despite an increase in inventories of EUR 54.1 million, net working capital reduced by EUR 2.2 million during the first half year. This increase in inventories was mainly a result of a build up in the UK prior to going live with the ICT platform, in Tech Pacific in support of our sales recovery in the Australian market and in Scandinavia as a result of a build up of inventory for new outsourcing contracts.

Free cash flow for the first half of 2002 was EUR 35.2 million, a decrease of EUR 42.7 million compared to the first half of prior year. This is mainly due to the lower operating cash flow mentioned above, an increase in net capital expenditure mainly attributable to the development of the Group's common ICT platform and lower cash flow from the sale of fixed assets, partly offset by lower payments of interest and taxes.

Professional Products and Services

The PPS division is organised on a geographical basis comprising three regions: Europe, North America and Asia-Pacific. The operational performance of the division is presented by region below.

Europe

(x EUR millions)	**2002**	2001
Net sales	**1,898.0**	1,966.4
Gross profit	**465.2**	491.5
Gross profit as a % of sales	**24.5%**	25.0%
EBITA	**64.0**	102.5
EBITA as a % of sales	**3.4%**	5.2%
Working capital as a % of sales	**16.5%**	15.7%



Net sales for the six months ended June 30, 2002 were EUR 1,898.0 million as compared to EUR 1,966.4 million for the same period in 2001, a decrease of EUR 68.4 million or 3.5%. Despite improving an already strong market position, organic growth for the period, on a same day basis, was negative 1.4%. Adverse economic conditions have led to a slow-down in construction activity with many projects delayed. This has led to a decline in sales to the construction and installation (C&I) segment across all our major European markets, including the UK where a downturn in sales and reduction in margin was experienced in the second quarter. Sales to the industrial segment in Europe have developed more positively as a result of adding new customers, although as a result of the unfavourable economic conditions the overall rate of growth has diminished significantly.

Gross profit for the six months ended June 30, 2002 declined by EUR 26.3 million to EUR 465.2 million compared to the same period last year. The decrease is mainly the result of the decline in sales volume but is also due to a decline in gross profit margin from 25.0% in 2001 to 24.5% in the current period as poor market conditions have resulted in pressure on pricing and gross margins.



EBITA for the first half of 2002 was EUR 64.0 million, a decrease of EUR 38.5 million or 37.6% compared to the prior year. EBITA as a percentage of sales was 3.4% down from 5.2% in the prior year. The reduction in EBITA margin is a result of gross margin pressure and an increase in operating expenses of approximately EUR 15.9 million. General cost inflation has been mitigated by ongoing cost reductions. However, the following specific factors have contributed to this increase in operating expenses:

- In the UK, a temporary increase in pension costs prior to changing to a defined contribution scheme.
- As part of the strategic change program in the UK, the sales teams have been integrated and reorganised into two key divisions, electrical and industrial, the procurement function has been centralised, ICT and transport outsourced, a new shared service centre for finance and administrative functions opened and the new regional distribution centre at Runcorn is nearing completion. The resulting redeployment of a significant number of staff has led to a temporary increase in costs.
- In the UK, the ICT infrastructure to support the further roll out of the new ICT platform has resulted in an increase in costs. These costs will be more than offset through a structural reduction in operating expenses once the roll out has been completed.
- In Scandinavia, as a result of the softness in the economy the build up of sales to new customers has not been as fast as anticipated. As the costs for the fulfilment of these new contracts are being incurred this has led to a temporary pressure on operating margins. Furthermore, the growth in sales to existing customers in the telecommunications industry slowed considerably in the first half due to the prevailing conditions in this market.

Working capital as a percentage of sales deteriorated to 16.5% from 15.7% in the previous year. This was primarily the result of the steep decline in sales volumes.

North America

(x EUR millions)	**2002**	2001
Net sales	**815.2**	883.1
Gross profit	**191.5**	208.0
Gross profit as a % of sales	**23.5%**	23.6%
EBITA	**14.4**	32.8
EBITA as a % of sales	**1.8%**	3.7%
Working capital as a % of sales	**21.7%**	19.1%

Net sales for the six months ended June 30, 2002 were EUR 815.2 million, a decrease of EUR 67.9 million or 7.7% as compared to the prior year. On a same day basis, organic growth was negative 12.3% as measured against the first half of 2001 when the company was one of the few distributors in the US still generating positive organic growth. Adverse market conditions prevailed throughout the first half of 2002 and affected all customer segments and especially those in the industrial sector of the US economy, which represents an important part of the company's sales. The acquisition of Briggs-Weaver in the second half of 2001 contributed EUR 48.6 million, whilst the movements of the US dollar decreased sales by EUR 2.3 million.

Gross profit for the six months ended June 30, 2002 of EUR 191.5 million was down from EUR 208.0 million in the first half of 2001. The decrease is primarily due to the decline in sales volume. Gross profit margin declined by 0.1% from 23.6% to 23.5%, reflecting margin pressures in weak markets where customers are focusing on immediate price concessions as opposed to supply chain cost reduction where Hagemeyer is a market leader.





EBITA for the first half of 2002 was EUR 14.4 million compared to EUR 32.8 million in the first half of 2001, a decrease of EUR 18.4 million. As a percentage of sales EBITA was 1.8% down from 3.7% in 2001. Although the increase in expenses deriving from general cost inflation was more than compensated by the cost reduction measures, the increase in operating expenses from the Briggs-Weaver acquisition and lower sales volumes, combined with lower gross margins have had a severe negative impact on operating margins for the region. Whilst we continue to be extremely cost conscious, further cost reductions have to be balanced against the need to preserve our capability to provide value added solutions through the business cycle.

During the first six months the average working capital ratio increased to 21.7% from 19.1% in the prior year, primarily as a result of the steep drop in sales.

In spite of the tough conditions experienced in the first half of 2002, we integrated the sales forces of our three operating companies into one Hagemeyer North American sales team, organised on clearly defined customer segments. This increases our customer focus, facilitates cross-selling and broadens our product and service offering to the market.

Asia-Pacific

(x EUR millions)	**2002**	2001
Net sales	**219.5**	218.1
Gross profit	**50.5**	49.0
Gross profit as a % of sales	**23.0%**	22.5%
EBITA	**7.2**	7.3
EBITA as a % of sales	**3.3%**	3.3%
Working capital as a % of sales	**14.9%**	15.4%

Net sales for the first half of 2002 were EUR 219.5 million compared to EUR 218.1 million in the prior year. Organic growth compared to the prior year, on a same day basis was 1.5%. This reflects a recovery in the C&I segment but also some early success in the targeting of industrial customers with the commencement of a number of integrated supply contracts. Hagemeyer Electrical Group has maintained its strong market position in Australia with a share in excess of 30%. The movement in foreign exchange rates benefited sales by EUR 5.4 million, offset by the effect of the divestment of the non-core reseller activities of EUR 5.6 million.

Gross profit in 2002 was EUR 50.5 million, up from EUR 49.0 million in the prior year. Gross profit margin in 2002 and 2001 was 23.0% and 22.5%, respectively. The increase in gross profit margin is largely a result of a shift in mix to higher margin products.

EBITA for the six months ended June 30, 2002 was EUR 7.2 million or 3.3% of sales, which is the same as compared to the prior year. HEG showed improved operating margins as strong gross profit margins were only partly offset by higher operating expenses as a result of the start up of the new service activities. This improvement however has been fully offset by a cyclical decline in the relatively small electronic components business.

Working capital as a percentage of sales has improved to 14.9% from 15.4% in the prior year as inventory levels have been reduced through more effective management of inventory and the divestment of the non-core reseller activities.

PPS Division Summary

The operational performance of the PPS division as a whole is shown below:

(x EUR millions)	**2002**	2001
Net sales	**2,932.7**	3,067.6
Gross profit	**707.2**	748.5
Gross profit as a % of sales	**24.1%**	24.4%
EBITA	**85.6**	142.6
EBITA as a % of sales	**2.9%**	4.6%
Working capital as a % of sales	**17.8%**	16.7%

Information Technology Products and Services

(x EUR millions)	2002	2001
Net sales	**809.5**	959.8
Gross profit	**48.6**	63.1
Gross profit as a % of sales	**6.0%**	6.6%
EBITA	**13.9**	13.0
EBITA as a % of sales	**1.7%**	1.4%
Working capital as a % of sales	**7.8%**	9.6%



Net sales for the six months ended June 30, 2002 were EUR 809.5 million, a reduction of EUR 150.3 million from EUR 959.8 million reported in the prior year. Included in the prior year were four months of sales of the Dutch based ICT distribution business formerly known as Codis prior to its transfer, with effect from May 1, 2001, into a joint venture which is accounted for as an associate. This accounts for EUR 99.1 million of the decrease.

The results of the restructuring initiated in Tech Pacific at the end of last year have contributed significantly to the performance of ITPS. Although Tech Pacific is gaining market share in most of the markets in which it is active, the industry remains depressed and as a result Tech Pacific recorded negative organic growth of 5.2% in the first half of the year. The movement in foreign exchange rates accounted for a EUR 2.2 million increase in sales.

The reduction in gross profit margin is partly due to the inclusion of Codis with its relatively higher gross profit margin in the comparative figures. Excluding Codis, gross profit margins decreased by 0.2% reflecting continuing price pressures across the Asia-Pacific region. The gross profit margin decline was more than compensated by actions taken to reduce costs, which started in the second half of 2001 and continued into 2002. This had led to an increase in EBITA margin from 1.4% in the prior year to 1.7%.

Working capital as a percentage of sales has significantly improved to 7.8% from 9.6% in the prior year continuing the positive trend started in the prior year.

Other Businesses

(x EUR millions)	**2002**	2001
Net sales	**372.0**	416.4
Gross profit	**117.9**	130.3
Gross profit as a % of sales	**31.7%**	31.3%
EBITA	**28.1**	32.1
EBITA as a % of sales	**7.5%**	7.7%
Working capital as a % of sales	**20.9%**	19.8%

Net sales for the six months ended June 30, 2002 decreased by EUR 44.4 million to EUR 372.0 million compared to the same period of last year. The reduction is mainly due to the divestment or discontinuation of several agencies in HCL (EUR 30.3 million). Organic growth was negative 2.1% reflecting negative organic growth in the European and North American consumer electronics businesses, partly offset by positive organic growth at HCL. The effect of the movement in foreign exchange rates was EUR 4.8 million negative.

Gross profit for the first half of 2002 was EUR 117.9 million, a decrease of EUR 12.4 million compared to the prior year which combined with a reduction in operating expenses has resulted in an EBITA decrease of EUR 4.0 million to EUR 28.1 million.

Working capital as a percentage of sales increased from 19.8% to 20.9% mainly due to difficult trading conditions in the consumer businesses in North America and Europe.

Interim dividend

An interim dividend of EUR 0.15 per ordinary Hagemeyer share is declared and is payable on September 12, 2002. The Group's dividend policy is to pay out for the full year between 35% and 40% of profit after taxes before amortisation of goodwill. Accordingly the interim dividend has been set at a level which reflects the 40% decline in cash earnings per share recorded in the first half of 2002.

Prospects

As predicted, trading conditions in the first half of the year have continued to be very difficult. The global recession is turning out to be deeper and longer in duration than originally anticipated and now affects all of the Group's major markets.

Organic growth has been negative for twelve months, the first time this has happened for over a decade. This has had a major impact on earnings. While specific action programs have been identified and measures taken in response to these conditions, the Group has continued the implementation of its Change Program which involves a fundamental restructuring and repositioning of the Group.

Integrating our businesses involves not just the redesigning of our processes to reflect the new business model but has also necessitated the redeployment of several thousand employees in the UK and the US and retraining in their new positions. Our operating companies are at various stages of preparing for new businesses and making the required logistical and systems changes.

Given the uncertainty which still surrounds future economic developments there is no doubt that trading conditions for the rest of the year will continue to be challenging. This combined with the phasing of the implementation of the Change Program means that we are not in a position to give an accurate forecast for the balance of the year.

Management will continue to carefully balance operational and change requirements to minimise any negative impact on the Group's results, and remains committed to implement the Change Program in repositioning Hagemeyer as one of the strongest competitors in its industry.

Naarden, August 28, 2002

HAGEMEYER N.V.

Board of Management

Consolidated Profit and Loss Account

(EUR 000's)	For the six months ended[1] 30-06-02	30-06-01	For the 12 months ended 31-12-01
Net Sales	**4,114,242**	4,443,789	8,835,726
Cost of sales	**(3,240,523)**	(3,501,934)	(6,964,251)
Gross Profit	**873,719**	941,855	1,871,475
Operating expenses excluding amortisation of goodwill	**(767,377)**	(773,433)	(1,505,378)
Other operating income-net	**4,693**	2,427	6,862
Operating Profit before amortisation of goodwill	**111,035**	170,849	372,959
Goodwill amortisation	**(17,945)**	(17,072)	(35,849)
Operating Profit	**93,090**	153,777	337,110
Share in pre-tax results of associated companies	**2,218**	1,812	4,937
Financial expense-net	**(31,723)**	(38,313)	(75,331)
Ordinary Profit before Taxes	**63,585**	117,276	266,716
Taxes	**(16,818)**	(27,589)	(61,269)
Minority interest	**224**	(375)	(2,183)
Ordinary Profit after Taxes	**46,991**	89,312	203,264
Net Extraordinary Income / (Expenses) after Taxes	**11,148**	4,244	(49,785)
Net Profit	**58,139**	93,556	153,479

[1] Unaudited

Consolidated Balance Sheet

(EUR 000's)	30-06-02[1,2]	30-06-01[1,2]	31-12-01
Non-current Assets			
Intangible fixed assets	**617,287**	683,970	678,174
Tangible fixed assets	**405,368**	354,379	380,497
Financial fixed assets	**34,102**	44,935	41,610
Deferred taxes	**77,136**	72,366	80,607
Total Non-current Assets	**1,133,893**	1,155,650	1,180,888
Current Assets			
Inventories	**963,750**	1,083,127	959,855
Receivables	**1,422,183**	1,595,066	1,523,333
Cash and deposits	**36,384**	58,504	55,410
Total Current Assets	**2,422,317**	2,736,697	2,538,598
Total Assets	**3,556,210**	3,892,347	3,719,486
Shareholders' Equity	**978,863**	978,731	942,980
Minority Interest	**7,061**	4,809	9,547
Subordinated Debt	**150,000**	150,000	150,000
Risk Bearing Capital	**1,135,924**	1,133,540	1,102,527
Non-current Liabilities			
Provisions	**186,057**	232,168	216,669
Long-term liabilities	**676,812**	710,097	712,635
	862,869	942,265	929,304
Current Liabilities			
Trade payables and other current liabilities	**1,201,510**	1,315,622	1,286,618
Short-term debt and current portion of long-term debt	**355,907**	500,920	401,037
	1,557,417	1,816,542	1,687,655
Total Liabilities	**3,556,210**	3,892,347	3,719,486

[1] Unaudited

[2] Before appropriation of profit

Consolidated Statement of Changes in Shareholders' Equity

(EUR 000's)	For the six months ended[1] 30-06-02[2]	30-06-01[2]	For the 12 months ended 31-12-01
Shareholders' Equity at January 1	**942,980**	835,470	835,470
Net profit for the period	**58,139**	93,556	153,479
Exercise of stock dividend option	**29,846**	25,100	25,100
Interim dividend paid	-	-	(27,037)
Proposed dividends on ordinary shares	-	-	(56,240)
Dividend on cumulative preference shares	**(1,140)**	(1,197)	(2,340)
Movement in foreign exchanges rates	**(50,962)**	25,802	14,548
Shareholders' equity end of period	**978,863**	978,731	942,980

[1] Unaudited

[2] Before appropriation of profit

Consolidated Statement of Cash Flows

(EUR 000's)	For the six months ended[1] 30-06-02	30-06-01	For the 12 months ended 31-12-01
Operating Activities			
Operating Profit	**93,090**	153,777	337,110
adjusted for:			
Depreciation and amortisation	**49,895**	46,613	97,983
(Gain) on sale of fixed assets	**(4,123)**	(564)	(4,052)
Changes in working capital:			
- Inventories	**(54,052)**	(11,699)	86,323
- Receivables	**29,201**	4,406	53,549
- Trade and other creditors	**27,095**	(1,248)	(58,939)
Changes in provisions	**126**	(3,997)	(19,422)
Operating cash flow	**141,232**	187,288	492,552
Interest received	**3,632**	6,163	9,368
Dividends received from associates	**1,573**	2,138	5,504
Interest paid and similar charges	**(33,385)**	(41,781)	(90,102)
Taxes paid	**(16,525)**	(35,574)	(60,616)
Net cash from operational activities	**96,527**	118,234	356,706
Net cash from extraordinary items	**(2,886)**	23,584	(21,476)
Net cash used in investing activities	**(61,212)**	(247,583)	(361,534)
Net cash from financing activities	**(29,900)**	84,868	83,079
Net increase / (decrease) in cash and cash equivalents[2]	**2,529**	(20,897)	56,775
Free cash flow[3]	**35,243**	77,896	263,591

[1] Unaudited

[2] Cash and cash equivalents includes cash and short term borrowings.

[3] Cash flow from operational activities less net capital expenditures.

HAGEMEYER

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
The Netherlands
P.O. Box 5111
1410 AC Naarden
The Netherlands
Telephone : +31 35 695 76 11
Telefax : +31 35 694 43 96
Internet : www.hagemeyer.com
E-mail : info@hagemeyer.com

Production:
Corporate Services bv, Amsterdam,
The Netherlands

